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                                                                    EXHIBIT 20.2

          Torrance, California (August 29, 1996): Total Renal Care Holdings, Inc. (NYSE: TRL) announced today that it has commenced a cash tender offer to purchase any and all of its outstanding 12% Senior Subordinated Discount Notes due 2004 and a consent solicitation to amend the related Indenture for a total consideration of $1,053.62 (which includes a $20.00 consent fee to those who consent prior to September 11, 1996) per $1,000 principal amount of such Notes at maturity plus accreted principal from September 27, 1996 to date of payment.

          The Company anticipates that it will fund this offer with lower cost debt financing, and the Company is currently negotiating to increase the size of its credit facility.

          The tender offer will expire at 9:30 a.m. Eastern Time on September 27, 1996, unless it is extended by the Company. The consent solicitation will expire at 5:00 p.m. Eastern Time on September 11, 1996, unless it is extended by the Company. The offer and consent solicitation are subject to all of the terms and conditions set forth in the Offer to Purchase and Consent Solicitation dated August 29, 1996 being sent today to all holders of the Notes.

          Donaldson, Lufkin & Jenrette Securities Corporation is acting as the dealer manager in connection with the offer and the consent solicitation. Holders may obtain information relating to the offer and the consent solicitation at (310) 282-5005 (collect) or (212) 892-4753 (collect).

          Torrance, California-based Total Rental Care Holdings, Inc. is the third largest provider of integrated dialysis services in the U.S. for patients suffering from chronic kidney failure. The Company owns and operates high-quality, free-standing dialysis centers and home peritoneal dialysis programs in 16 states, Washington, D.C. and Guam and also provides high-quality acute hemodialysis services to inpatients. TRL has increased its number of outpatient dialysis facilities to 122 and provides services to over 9,100 patients. The Company additionally operates ESRD laboratory and pharmacy facilities, as well as vascular access management and transplant services programs.

 For information on Total Renal Care Holdings, Inc. via facsimile at no cost, call 1-800-PRO-INFO and dial company code 039.